UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*

                             e-automate Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   26823A 10 7
                                 (CUSIP Number)

                              James G. Swensen, Jr.
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                  801-961-8800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 26823A 10 7

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aspen Capital Resources, LLC

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a) [ ]
         (b) [ ]

3.       SEC USE ONLY




4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(D) OR 2(E)                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Utah

7.       SOLE VOTING POWER

         461,538 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock

8.       SHARED VOTING POWER

         0 Shares

9.       SOLE DISPOSITIVE POWER

         461,538 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock

10.      SHARED DISPOSITIVE POWER

         0 Shares

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



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         461,538 Shares issuable upon conversion of Series 2000-A Convertible Preferred Stock

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO




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



         This Statement on Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of e-automate Corporation, a Delaware corporation (the "Company"), held for the account of Aspen Capital Resources, LLC (the "Reporting Person").

Item 1.   Security and Issuer

         The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share, of e-automate Corporation, a Delaware corporation. The Company has its principal executive offices at 71 North 490 West, American Fork, Utah 84003.

Item 2.   Identity and Background

         This statement is filed by Aspen Capital Resources, LLC, a Utah limited liability company with an address at 8989 South Schofield Circle, Sandy, Utah 84093. The Reporting Person may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 or that the Reporting Person constitutes a "group" for any purpose.

         Aspen Capital Resources, LLC is an investment company. Mr. Joe K. Johnson, an individual resident of Utah and U.S. citizen, with an address at 8989 South Schofield Circle, Sandy, Utah 84093, is the manager of Aspen Capital Resources, LLC. His principal business is investor and consultant.

         During the last five years, neither of the Reporting Person nor Mr. Joe
K. Johnson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither of the Reporting Person nor Mr. Joe
K. Johnson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         The Reporting Person has provided funding of $1,500,000.00 to the Company pursuant to a Securities Purchase Agreement dated as of June 19, 2000. The funding is provided from working capital of the Reporting Person, including capital contributions and earnings from operations.

Item 4.   Purpose of Transaction

         The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business

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operations and prospects,  the status of any business combination  involving the
Company,  the market price of the Shares,  conditions in the securities  markets
generally,   general  economic  and  industry   conditions  and  other  factors.
Accordingly, the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional Shares or other
securities   convertible  or  exchangeable  for  Shares  in  public  or  private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or
options   transactions;   and/or  enter  into  privately  negotiated  derivative
transactions to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. In connection with its investment in the Company, the Reporting Person expects from time to time to consult with management and other shareholders of the Company.

         Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Person currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of August 18, 2000, the Reporting Person was the holder of 1,500 shares of Preferred Stock, all of which is deemed convertible at the Conversion Price, as defined below. The Conversion Price for the Preferred Stock is 80% of the average of the 3 lowest closing bid prices for the Shares during the 15 trading days preceding the date of conversion. The Conversion Price as determined above is subject to a ceiling of $5.75 per share and a floor of $3.25 per share.

         Because the Preferred Stock is convertible into Shares at the option of the Reporting Person pursuant to the foregoing formulas, the actual number of Shares which would be owned by the Reporting Person upon conversion will fluctuate. However, for purposes of this filing, the Preferred Stock is deemed converted as of the reporting date.

         On the basis of the foregoing, the Reporting Person may be deemed to beneficially own, directly or indirectly, 461,538 Shares, or 7.8% of the Company's outstanding Common Stock as of the reporting date. Such calculation is based on the Company's outstanding Shares, after giving effect to Shares issuable upon conversion of the Preferred Stock owned by the Reporting Person.

         The Reporting Person may be deemed to have the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by it. In addition, Mr. Joe K. Johnson is the manager of the Reporting Person. As such, he has been granted voting power and investment power over investments of the Reporting Person, including the Shares, and may therefore be deemed to control, directly or indirectly, the Shares reported hereby.

         (c) Schedule I lists transactions in the Shares by the Reporting Person during the last sixty days, including the name, date, amount of securities involved, and price per unit. Except as otherwise indicated, all acquisitions of Shares and all dispositions of Shares were executed through market

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



transactions. There were no other transactions in the Shares by the Reporting Person in the past sixty days.

         (d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         (a) The arrangement between the Reporting Person and the Company, whereby the Reporting Person provided funding to the Company, is set forth in a Securities Purchase Agreement dated as of June 19, 2000 which is incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-KSB/A dated March 31, 2000 and filed with the Securities and Exchange Commission on August 18, 2000.

         (b) Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000

ASPEN CAPITAL RESOURCES, LLC


By:      /s/
         -----------------------
         Joe K. Johnson, Manager



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


                                   SCHEDULE I


Title of Security      Transaction     Securities Acquired (A) and Disposed (D)
                        Date           Number of                      Price
                                       Shares                         Per Share

Common Stock           06/19/00        153,846 A(1)                   $3.25
Common Stock           07/17/00        153,846 A(2)                   $3.25
Common Stock           08/18/00        153,846 A(3)                   $3.25


(1) Preferred Stock acquired on June 19, 2000, with funding of $500,000.00 pursuant to the Securities Purchase Agreement dated as of June 19, 2000, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.

(2) Preferred Stock acquired on July 17, 2000, with funding of $500,000.00 pursuant to the Securities Purchase Agreement dated as of June 19, 2000, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.

(3) Preferred Stock acquired on August 18, 2000, with funding of $500,000.00 pursuant to the Securities Purchase Agreement dated as of June 19, 2000, which if converted and exercised on that date would be convertible and exercisable for the number of shares indicated.


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